

October 5, 2011

<u>Via E-mail</u>
Mr. Raoul Tsakok
Chairman and Chief Executive Officer
Sterling Group Ventures, Inc.
308 – 1228 Marinaside Cr.
Vancouver, B.C., Canada

> **Re: Sterling Group Ventures, Inc.**
> **Form 8-K**
> **Filed July 11, 2011**
> **File No. 0-51775**

Dear Mr. Tsakok:

We have reviewed your filing and your letter dated August 7, 2011 (filed on EDGAR on August 19, 2011), and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K</u>

<u>Item 2.01 Completion of Acquisition or Disposition of Assets</u>

1.   We note your statement in the Form 8-K that "Hongyu is currently preparing plans to put its phosphate deposit into production." Please advise us as to how this statement can be reconciled with the statement in your response letter dated August 7, 2011 that Hongyu "is an inactive company holding a mining permit and deposit. No exploration work has been undertaken by Hongyu in respect of the permit. There are no other operations being conducted and there are no activities… ." If appropriate, please revise your Form 8-K to clarify this issue.

Mr. Raoul Tsakok
Sterling Group Ventures, Inc.
October 5, 2011
Page 2

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611
with any other questions.

                                        Sincerely,

                                        /s/ A.N. Parker

                                        Anne Nguyen Parker
                                        Branch Chief